UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Nelson, Jonathan M.
   Providence Ventures
   50 Kennedy Plaza
   Providence, RI  02903
   USA
2. Issuer Name and Ticker or Trading Symbol
   Western Wireless Corporation
   WWCA
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   7/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Class A Common Stock       |7/5/20|M (1| |268               |A  |$9.95      |                   |I     |(3)                        |
                           |00    |)   | |                  |   |           |                   |      |                           |
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Class A Common Stock       |7/5/20|S (1| |268               |D  |$9.95      |                   |I     |(3)                        |
                           |00    |)   | |                  |   |           |                   |      |                           |
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Class A Common Stock       |7/5/20|P (1| |268               |A  |$9.95      |786                |I     |By Providence Media Service|
                           |00    |)   | |                  |   |           |                   |      |s, Inc.                    |
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Class A Common Stock       |      |    | |                  |   |           |219,490            |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Stock Option - Right t|$9.95   |7/5/2|M   | |268        |D  |(2)  |12/31|Class A Comm|268    |$9.95  |801         |I  |(3)         |
o Buy                 |        |000  |    | |           |   |     |/2009|on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Pursuant to an agreement between Jonathan Nelson and Providence Media Services, Inc. ("Providence"), options are held by Mr. Nelson for the benefit of Providence. On July 5, 2000, Mr.
Nelson exercised options to purchase 268 shares. Providence paid the exercise price, and the shares Mr. Nelson received as a result of the option exercise were concurrently transferred to
Providence.
(2) 268 options vested on 1/1/2000. The remaining 801 options vest in three equal annual increments beginning 1/1/2001.
(3) Options and any shares received as a result of the exercise of options are held by Mr. Nelson for the benefit of Providence.
SIGNATURE OF REPORTING PERSON
Jonathan M. Nelson
DATE
July 14, 2000